SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )


                             PROTOSOURCE CORPORATION
                                (Name of Issuer)

                           Common Stock. no par value
                         (Title of Class of Securities)

                                   743958 10 0
                                 (CUSIP Number)

                               Charles Snow, Esq.
                             Snow Becker Krauss P.C.
                   605 Third Avenue, New York, New York 10021
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  July 8, 1997
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].




                                Page 1 of 4 pages

                                  SCHEDULE 13D

CUSIP No. 743958 10 0                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Matthew Mulhern (as joint tenant with Mary Mulhern)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                         (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
         PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             7)   SOLE VOTING POWER


NUMBER                       8)   SHARED VOTING POWER
OF SHARES                         16,667 post-split
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER
                                    16,667 post-split

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        16,667 post-split

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

14)  TYPE OF REPORTING PERSON
       IN

                                  SCHEDULE 13D

CUSIP No. 743958 10 0                                          Page 3 of 4 Pages
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Mary Mulhern (as joint tenant with Matthew Mulhern)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                         (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
         PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             7)   SOLE VOTING POWER


NUMBER                       8)   SHARED VOTING POWER
OF SHARES                         16,667 post-split
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER
                                   16,667 post-split

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       16,667 post-split

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

14)  TYPE OF REPORTING PERSON
       IN

Except as set forth in this Amendment No. 1 to Schedule 13D (the "Amendment"), the Schedule 13D filed by the Reporting Person, dated November 8, 1996 remains in force and effect.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended in the following respects:

     (a) The Reporting Persons beneficially own 16,667 post-split Shares outright. This amount represents approximately 3.2% of the outstanding Shares of the Issuer.

     (c) On July 8, 1997, the Reporting Persons sold 10,000 post-split shares in the open market at $5.00 per Share. The transaction was effected through Andrew Alexander Wise & Co., Inc., a market-maker for the Shares.

     (d) On July 8, 1997, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 16, 1997                        /s/ Matthew Mulhern
                                                -------------------
                                                Matthew Mulhern



                                            /s/ Mary Mulhern
                                                -------------------
                                                 Mary Mulhern